Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263798

PROSPECTUS SUPPLEMENT NO. 9

(To Prospectus dated June 1, 2022)

UP TO 19,354,059 SHARES OF COMMON STOCK

ISSUABLE UPON EXERCISE OF WARRANTS

UP TO 96,941,181 SHARES OF COMMON STOCK

UP TO 4,450,000 WARRANTS TO PURCHASE COMMON STOCK

This prospectus supplement supplements the prospectus, dated June 1, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-263798). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,354,059 shares of our common stock, $0.0001 par value per share (the “common stock”) consisting of (i) 4,450,000 shares of common stock issuable upon the exercise of 4,450,000 warrants (the “private placement warrants”) originally issued in a private placement in connection with the initial public offering (the “IPO”) of Supernova Partners Acquisition Company II, Ltd., a Cayman Islands exempted company (“Supernova”), by the holders thereof, (ii) 8,624,972 shares of common stock issuable upon the exercise of 8,624,972 warrants (the “public warrants” and, together with the private placement warrants, the “warrants”) originally issued in the IPO by holders thereof, and (iii) 6,279,087 shares of common stock issuable upon the exercise of warrants assumed by us and converted into warrants to purchase common stock (the “Rigetti assumed warrants”) in connection with the Business Combination (as defined below). We will receive the proceeds from the exercise of any warrants and any Rigetti assumed warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”) of up to (i) 96,941,181 shares of common stock consisting of (a) 10,251,000 shares of common stock purchased by subscribers at a price of $10.00 per share and 4,390,244 shares of common stock purchased by subscribers at a price of $10.25 per share in private placements pursuant to separate subscription agreements, (b) 8,625,000 shares of common stock (the “Founder Shares”) originally purchased by Supernova Partners II LLC (“Supernova Sponsor”) for $25,000, or for approximately $0.004 per share, in a private placement in connection with the IPO, including 3,059,273 Founder Shares subject to vesting and forfeiture (the “Sponsor Vesting Shares”), (c) 4,450,000 shares of common stock issuable upon exercise of the private placement warrants, (d) 2,446,716 shares of common stock issuable pursuant to the exercise of Rigetti assumed warrants, which Rigetti assumed warrants have a weighted average exercise price of $0.6628 per share, (e) 6,226,065 shares of common stock issuable upon exercise of outstanding options, which have an exercise price of $0.272 per share, (f) 6,288,369 shares of common stock issuable in connection with the vesting and settlement of outstanding restricted stock units, which were assumed by and converted into restricted stock awards for common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share and (g) 54,263,787 shares of common stock issued in connection with the Business Combination as merger consideration at an acquiror share value of $10.00 per share, and (ii) up to 4,450,000 private placement warrants, which were purchased by Supernova Sponsor at a price of $2.00 per warrant. We will not receive any proceeds from the sale of shares of common stock or warrants by the selling securityholders pursuant to this prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our common stock and public warrants are listed on the Nasdaq Capital Market under the symbols “RGTI” and “RGTIW,” respectively. On December 7, 2022, the last reported sales price of our common stock was $1.00 per share and the last reported sales price of our public warrants was $0.1391 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors ” beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2022

RIGETTI COMPUTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40140	88-0950636
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

775 Heinz Avenue, Berkeley, California	94710
(Address of principal executive offices)	(Zip Code)

(510) 210-5550

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RGTI	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	RGTIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 7, 2022, Dr. Subodh Kulkarni was appointed as President and Chief Executive Officer (principal executive officer) of Rigetti Computing, Inc. (the “Company”), effective as of December 12, 2022 (the “Effective Date”). It is expected that Dr. Kulkarni will be appointed to the Company’s Board of Directors following Dr. Chad Rigetti’s previously announced departure date from the Company’s Board of Directors on December 15, 2022. On the Effective Date, Mr. Rick Danis, the Company’s Interim President and Chief Executive Officer, will step down from such position and will continue with the Company in his role as the Company’s General Counsel and Corporate Secretary.

Dr. Kulkarni, age 58, was most recently president, chief executive officer, and member of the board of directors of CyberOptics Corporation (“CyperOptics”), a developer and manufacturer of high precision sensors and inspection systems for the semiconductor and electronics industry. He held these roles from 2014 until CyberOptics was acquired by Nordson Corporation in November 2022. Prior to CyberOptics, Dr. Kulkarni was chief executive officer of Prism Computational Sciences, a developer of software tools for scientific and commercial applications in the semiconductor industry. Earlier in his career, he held additional leadership positions, including chief technology officer and senior vice president of OEM/Emerging business, global commercial business, R&D and manufacturing at Imation, a global scalable storage and data security company. Dr. Kulkarni began his career in research and management positions with 3M Corporation and IBM. He received his B.S. in chemical engineering from the Indian Institute of Technology, Mumbai, and later obtained a M.S. and Ph.D. in chemical engineering from MIT. Dr. Kulkarni currently serves on the board of directors of KeyTronic Corporation (Nasdaq: KTCC), an electronics manufacturing services company, as well as chairman of the board of directors of Prism Computational Sciences.

In connection with his appointment as Chief Executive Officer, the Company entered into an executive employment agreement with Dr. Kulkarni, dated as of December 7, 2022 (the “Executive Employment Agreement”). Pursuant to the Executive Employment Agreement, Dr. Kulkarni will perform the Chief Executive Officer’s duties; provided that for the initial period beginning on the Effective Date and continuing through January 8, 2023, Dr. Kulkarni will perform the Chief Executive Officer’s duties within a time commitment averaging approximately fifty percent (50%) of that of a full-time professional while Dr. Kulkarni provides transition consulting services to CyberOptics. Pursuant to the Executive Employment Agreement, Dr. Kulkarni will receive an annual base salary of $585,000 (prorated for the period described in the foregoing sentence) and will be eligible: (i) to participate in the Company’s benefit plans; (ii) to receive awards of stock options, restricted stock, restricted stock units or other equity awards pursuant to any plans or arrangements which the Company may have in effect from time to time; (iv) to receive a one-time relocation benefit in the gross amount of $130,000 if Dr. Kulkarni relocates to the Bay Area, California by no later than 120 days following the Effective Date, which will be paid in lump sum within thirty (30) days after completion of the relocation; and (iii) starting with calendar year 2023, a discretionary annual cash bonus of a target amount equal to $290,000, subject to review and adjustment by the Company and dependent on his continuous performance of services to the Company through the last date of the applicable performance period and the actual achievement by him and the Company of applicable performance targets and goals set by the Board of Directors or the Compensation Committee of the Board of Directors.

The Executive Employment Agreement also provides for the grant of an option to purchase up to 1,250,000 (the “Initial Option”), which award is to be granted as soon as practicable following the Effective Date pursuant to the form of option award agreement previously adopted and disclosed by the Company. The Initial Option will have an exercise price equal to the closing price per share of the Company’s common stock on the grant date, and will vest in accordance with the following schedule: 12/36ths of the total shares subject to the Initial Option will vest on the one year anniversary of the vesting commencement date, and 1/36th of the total shares subject to the Initial Option will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), in each case, subject to Dr. Kulkarni’s continuous service through each such date.

Additionally, the Executive Employment Agreement provides for the grant of an option to purchase up to 500,000 shares of common stock (the “Performance Options”), which award is to be granted as soon as practicable following the Effective Date pursuant to the form of option award agreement previously adopted and disclosed by the Company. The Performance Option will have an exercise price equal to the closing price per share of the Company’s common stock on the grant date, and will be subject to a time-based vesting requirement (the “Time-Based Vesting Requirement”) and a performance-based vesting requirement (the “Performance-Based Vesting Requirement”). To the extent that the Performance-Based Vesting Requirement is satisfied prior to the termination of Dr. Kulkarni’s continuous service, the Performance Option will vest and become exercisable without regard to the Time-Based Vesting Requirement. However, the Performance Option will not vest and become exercisable unless and until the Performance-Based Vesting Requirement has been satisfied, even if the Time-Based Vesting Requirement has been satisfied. The Time-Based Vesting Requirement will be satisfied as follows: 12/36ths of the total shares subject to the Performance Option will satisfy the Time-Based Vesting Requirement on the one year anniversary of the vesting commencement date, and 1/36th of the total shares subject to the Performance Option will satisfy the Time-Based Vesting Requirement each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), in each case, subject to Mr. Kulkarni’s continuous service through each such date. The Performance-Based Vesting Requirement will be satisfied with respect to 250,000 shares to the extent that the closing price per share of the Company’s common stock is $5.00 or higher and, with respect to the other 250,000 shares, the closing price per share of the Company’s common stock is $10.00 or higher, for any twenty trading days during any consecutive thirty trading day period during the five-year period beginning on the Effective Date and ending on the fifth anniversary thereof. Any portion of the Performance Option that has not satisfied the Performance-Based Vesting Requirement on or prior to the fifth anniversary of the Effective Date will be forfeited.

Dr. Kulkarni’s employment is “at will”. The Company shall have the right to terminate his employment at any time without cause (as defined in the Executive Employment Agreement), subject to the terms and conditions of the Executive Employment Agreement. In the event the Company terminates his employment without cause or Dr. Kulkarni terminates his employment with the Company for good reason (as defined in the Executive Employment Agreement), then Dr. Kulkarni shall be entitled to receive his accrued but unpaid salary and accrued but unused vacation through the date of termination, any unreimbursed business expenses incurred and benefits under any qualified retirement plan or health and welfare benefit plan in which he was a participant, subject to the terms and conditions of the Executive Employment Agreement (the foregoing, the “Accrued Obligations”). He shall also be eligible to receive the following severance benefits:(i) an amount equal to his then current base salary for twenty-four months, paid pursuant to an installment schedule set forth in the Executive Employment Agreement, (ii) a lump sum amount equal to the COBRA premiums necessary to continue his health insurance coverage in effect on the termination date for a period of twenty-four months following the termination date, (iii) a bonus equivalent to two times his full target amount and (iv) the time-based vesting conditions of his then outstanding stock options and/or other equity awards subject to time-based vesting requirements shall be accelerated as of the date of termination, subject to the terms and conditions of the Executive Employment Agreement. In the event Dr. Kulkarni is terminated by the Company without cause or by Dr. Kulkarni for good reason, within three months prior to or within twelve months following the effective date of a change in control (as defined in the Executive Employment Agreement), then in addition to the Accrued Obligations, Dr. Kulkarni will be entitled to the following change in control severance benefits: (i) a lump sum equal to two times his then current annual base salary, (ii) a lump sum amount equal to the COBRA premiums necessary to continue his health insurance coverage in effect on the termination date for a period of twenty-four months following the termination date, (iii) a bonus equivalent to two times his full target bonus amount and (iv) the time-based vesting conditions of his then outstanding stock options and/or other equity awards subject to time-based vesting requirements as of the termination date shall be accelerated as of the date of termination, subject to the terms and conditions of the Executive Employment Agreement. The Company shall have the right to terminate his employment at any time for cause, subject to the terms and conditions of the Executive Employment Agreement, in which event he will not be entitled to receive the severance benefits, change in control severance benefits, or any other severance compensation or benefits, except the Accrued Obligations. Dr. Kulkarni may resign from his employment at any time, in accordance with the terms and conditions of the Executive Employment Agreement. In the event he resigns for any reason other than good reason he will not be entitled to receive severance benefits, change in control severance benefits, or any other severance compensation or benefits, except the Accrued Obligations.

The Executive Employment Agreement further provides that the Company will reimburse Dr. Kulkarni for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy, as the same may be modified from time to time. In addition, Dr. Kulkarni is eligible to receive certain employee benefits, including medical, vision, dental, life insurance and participation in a Section 401(k) retirement plan.

On the Effective Date, the Company and Dr. Kulkarni will also enter into the Company’s standard form indemnification agreement, previously adopted and disclosed by the Company and filed as Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2022. The indemnification agreement, among other things, requires the Company to indemnify Dr. Kulkarni for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his services as an officer of the Company or any other company or enterprise to which he provides services at the Company’s request.

The foregoing description of the Executive Employment Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Executive Employment Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

On December 8, 2022, the Company issued a press release with respect to the management transition described in Item 5.02 of this Current Report on Form 8-K. A copy of the Company’s press release is being furnished as Exhibit 99.1 to this Form 8-K. The exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Executive Employment Agreement, dated December 7, 2022, by and between Rigetti Computing, Inc. and Dr. Subodh Kulkarni.

99.1	Press release dated December 8, 2022

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 8, 2022

RIGETTI COMPUTING, INC.

By:	/s/ Rick Danis
Rick Danis
Interim President & Chief Executive Officer

Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT dated as of December 7, 2022 (“Agreement”) is by and between Subodh Kulkarni (“Executive”) and RIGETTI COMPUTING, INC. (the “Company”).

WHEREAS, the Company desires to employ Executive as Chief Executive Officer (“CEO”) and to provide Executive with certain compensation and benefits in return for Executive’s services, and Executive agrees to be employed by the Company in such capacity and to receive the compensation and benefits on the terms and conditions set forth herein; and

WHEREAS, the Company and Executive desire to enter into this Agreement to become effective on December 12, 2022, subject to Executive’s signature below (the “Effective Date”) in order to memorialize the terms and conditions of Executive’s employment by the Company upon and following the Effective Date.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree to the following:

1. Employment by the Company.

1.1 Position. Subject to the terms set forth herein, the Company agrees to employ Executive in the position of CEO, and Executive hereby accepts such continued employment on the terms and conditions set forth in this Agreement.

1.2 Duties. As CEO, Executive will report to the Board of Directors of the Company (the “Board”), performing such duties as are normally associated with the position and such duties as are assigned from time to time, subject to the oversight and direction of the Board. During the term of Executive’s employment with the Company, Executive will work on a full-time basis for the Company and will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company; provided, however, for the period beginning on the Effective Date and continuing through January 8, 2023 (the “Part-time Period”), Executive shall perform Executive’s duties within a time commitment averaging approximately fifty percent (50%) of that of a full-time professional. Executive shall perform Executive’s duties under this Agreement principally out of the Company’s offices in Fremont and Berkeley, California. In addition, Executive shall make such business trips to such places as may be necessary or advisable for the efficient operations of the Company.

1.3 Company Policies and Benefits. The employment relationship between the parties shall also be subject to the Company’s personnel policies and procedures as they may be interpreted, adopted, revised or deleted from time to time in the Company’s sole discretion. Executive will be eligible to participate on the same basis as similarly situated employees in the Company’s benefit plans in effect from time to time during Executive’s employment. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. The Company reserves the right to change, alter, or terminate any benefit plan in its sole discretion. Notwithstanding the foregoing, in the event that the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

1.4 Vacation. While this Agreement is in effect, Executive shall also receive unlimited paid time off subject to the Company’s vacation policies and procedures as in effect or amended from time to time.

1.5 Indemnification. Subject to applicable law, Executive will be provided indemnification to the maximum extent permitted by the Company’s Certificate of Incorporation or Bylaws, all as amended, including, if applicable, any directors and officers insurance policies, with such indemnification to be on terms determined by the Board or any of its committees. Such indemnification shall be documented in an Indemnification Agreement provided after the Effective Date subject to approval by the Board.

2. Compensation.

2.1 Salary. Executive shall receive for Executive’s services to be rendered under this Agreement an initial base salary of $585,000.00 on an annualized basis, subject to review and adjustment by the Company in its sole discretion, payable subject to standard federal and state payroll withholding requirements in accordance with the Company’s standard payroll practices (“Base Salary”); provided, however, during the Part-time Period, Executive’s base salary shall be fifty percent (50%) of the Base Salary or such other proportion as shall be mutually agreed by Executive and the Board.

2.2 Annual Bonus. For each calendar year during Executive’s employment, starting with calendar year 2023, Executive shall be eligible for a discretionary annual cash bonus of a target amount equal to $290,000.00 (“Target Amount”), subject to review and adjustment by the Company in its reasonable discretion, payable subject to standard federal and state payroll withholding requirements. Whether or not Executive earns any bonus will be dependent upon (a) Executive’s continuous performance of services to the Company through the last date of the applicable performance period, unless otherwise provided for in this Agreement; and (b) the actual achievement by Executive and the Company of the applicable performance targets and goals set by the Board or the Compensation Committee of the Board (“Compensation Committee”). The annual period over which performance is measured for purposes of this bonus is January 1 through December 31. The Board or its Compensation Committee will determine in its reasonable discretion the extent to which Executive and the Company have achieved the performance goals upon which the bonus is based and the amount of the bonus, which could be above or below the Target Amount (and may be zero). The bonus, if awarded, will be paid no later than March 15 of the calendar year immediately following the calendar year for which the bonus is being measured.

2.3 Equity.

(a) Subject to the approval of the Board or the Compensation Committee, as soon as practicable following the commencement of the Executive’s employment with the Company, the Company will grant Executive an option to purchase 1,250,000 shares of common stock in the Company (the “Option”), which will have an exercise price per share equal to the closing price per share of the Company’s common stock on the applicable grant date. The anticipated Option will be governed by the terms and conditions of that certain 2022 Equity Incentive Plan (the “Plan”) and a written award agreement between the Company and Executive, which will govern and control the Option in all respects, and will include the following vesting schedule: 12/36ths of the total shares subject to the Option will vest on the one year anniversary of the vesting commencement date, and 1/36th of the total shares subject to the Option will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), in each case, subject to Executive’s Continuous Service (as defined in the Plan) through each such date.

(b) Subject to the approval of the Board or the Compensation Committee, as soon as practicable following the commencement of the Executive’s employment with the Company, the Company will grant Executive an option to purchase 500,000 shares of common stock in the Company (the “Performance Option”), which will have an exercise price per share equal to the closing price per share of the Company’s common stock on the applicable grant date. The anticipated Performance Option will be governed by the terms and conditions of the Plan and a written award agreement between the Company and Executive, which will govern and control the Performance Option in all respects, and will include the vesting terms and conditions set forth in Schedule 1 hereto.

(c) Executive will also be eligible to receive awards of stock options, restricted stock, restricted stock units or other equity awards pursuant to any plans or arrangements the Company may have in effect from time to time. The Board or a committee of the Board shall determine in its discretion whether Executive shall be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time.

2.4 Relocation Benefit. Subject to Executive’s relocation to the Bay Area of California by no later than 120 days following the Effective Date, Executive is eligible to receive a one-time relocation benefit in the gross amount of $130,000.00 (the “Relocation Benefit”). The Relocation Benefit will be paid to Executive in a lump sum within thirty (30) days after Executive completes the relocation. If Executive’s employment with the Company ends before the first anniversary of the Effective Date for any reason other than due to Executive’s resignation for Good Reason (as defined herein) or a termination without Cause (as defined herein) by the Company, Executive shall be required to immediately repay the Company the full gross amount of the Relocation Benefit.

2.5 Expense Reimbursement. The Company will reimburse Executive for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy, as the same may be modified by the Company from time to time. Travel related costs incurred prior to Executive’s relocation will be considered as standard business expenses. For the avoidance of doubt, to the extent that any reimbursements payable to Executive are subject to the provisions of Section 409A of the Code: (a) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (b) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (c) the right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit. For purposes of this Agreement, the “Code” means the U.S. Internal Revenue Code of 1986 (as it has been and may be amended from time to time) and any regulations and guidance that has been promulgated or may be promulgated from time to time thereunder and any state law of similar effect.

3. Confidential Information and Invention Assignment Obligations. As a condition of continued employment, Executive agrees to execute and abide by a Confidential Information and Invention Assignment Agreement attached as Exhibit A (“Proprietary Information Agreement”), which may be amended by the parties from time to time without regard to this Agreement. The Proprietary Information Agreement contains provisions that are intended by the parties to survive and do survive termination of this Agreement.

4. Outside Activities during Employment. Other than during the Part-time Period, during the term of Executive’s employment with the Company, Executive will work on a full-time basis for the Company and will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company. Except with the prior written consent of the Board, including consent given to Executive prior to the signing of this Agreement, Executive will not, while employed by the Company, undertake or engage in any other employment, occupation or business enterprise that would interfere with Executive’s responsibilities and the performance of Executive’s duties hereunder except for (i) reasonable time devoted to volunteer services for or on behalf of such religious, educational, non-profit and/or other charitable organization as Executive may wish to serve, (ii) reasonable time devoted to activities in the non-profit and business communities consistent with Executive’s duties; (iii) the activities set forth in Schedule 2 hereto; and (iv) such other activities as may be specifically approved by the Board, and such approval shall not be unreasonably withheld. This restriction shall not, however, preclude Executive (x) from owning less than one percent (1%) of the total outstanding shares of a publicly traded company, or (y) from employment or service in any capacity with Affiliates of the Company. As used in this Agreement, “Affiliates” means an entity under common management or control with the Company.

5. No Conflict with Existing Obligations. Executive represents that Executive’s performance of all the terms of this Agreement does not and will not breach any agreement or obligation of any kind made prior to Executive’s employment by the Company, including agreements or obligations Executive may have with prior employers or entities for which Executive has provided services. Executive has not entered into, and Executive agrees that Executive will not enter into, any agreement or obligation, either written or oral, in conflict herewith.

6. Termination of Employment. The parties acknowledge that Executive’s employment relationship with the Company is at-will, meaning either the Company or Executive may terminate Executive’s employment at any time, with or without cause or advance notice. The provisions in this Section govern the amount of compensation, if any, to be provided to Executive upon termination of employment and do not alter Executive’s at-will status.

6.1 Termination by the Company without Cause or for Good Reason.

(a) The Company shall have the right to terminate Executive’s employment with the Company pursuant to this Section 6.1 at any time, in accordance with Section 6.6, without “Cause” (as defined in Section 6.3(b) below) by giving notice as described in Section 7.1 of this Agreement. A termination pursuant to Section 6.5 below is not a termination without “Cause” for purposes of receiving the benefits described in Sections 6.1 or Section 6.2.

(b) If the Company terminates Executive’s employment at any time without Cause or Executive terminates employment with the Company for Good Reason and provided that such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then Executive shall be entitled to receive the Accrued Obligations (defined below). If Executive complies with the obligations in Section 6.1(c) below, Executive shall also be eligible to receive the following “Severance Benefits”:

(i) The Company will pay Executive an amount equal to Executive’s then current Base Salary for twenty-four (24) months, less all applicable withholdings and deductions, paid in equal installments on the Company’s normal payroll schedule following the termination date, with the first payment beginning on the Severance Pay Commencement Date (as defined in Section 6.1(c) below), and the remaining installments occurring on the Company’s regularly scheduled payroll dates thereafter; provided that on the Severance Pay Commencement Date, the Company will pay in a lump sum the aggregate amount of the cash severance payments that the Company would have paid Executive through such date had the payments commenced on the effective date of termination through the Severance Pay Commencement Date.

(ii) If Executive timely elects continued coverage under COBRA for Executive and Executive’s covered dependents under the Company’s group health plans following such termination, then the Company shall pay Executive a lump sum amount equal to the COBRA premiums necessary to continue Executive’s and Executive’s covered dependents’ health insurance coverage in effect for Executive (and Executive’s covered dependents) on the termination date for a period of twenty-four (24) months following the termination date, less all applicable withholdings and deductions, paid on the Severance Pay Commencement Date.

(iii) The Company will pay a bonus equivalent to two times Executive’s full Target Amount. This bonus will be payable in two installments, subject to standard federal and state payroll withholding requirements: (1) the first in a lump sum payment on the Severance Pay Commencement Date; and (2) the second on the date occurring twelve (12) months following the Severance Pay Commencement Date.

(iv) Notwithstanding the terms of any equity plan or award agreement to the contrary, the time-based vesting conditions applicable to 100% of Executive’s then outstanding stock options and/or other equity awards subject to time-based vesting requirements as of Executive’s termination date shall be accelerated as of the date of termination.

(c) Executive will be paid all of the Accrued Obligations on the Company’s first payroll date after Executive’s date of termination from employment or earlier if required by law. Executive shall receive the Severance Benefits pursuant to Section 6.1(b) or the Change in Control Severance Benefits (defined below) pursuant to Section 6.2 of this Agreement, as applicable, if: (i) Executive executes and does not revoke a separation agreement in a form similar to Exhibit B (the “Release”) and the Release is enforceable and effective as provided in the Release on or before the date that is the sixtieth (60th) day following the effective date of termination (such 60th day, the “Severance Pay Commencement Date”); (ii) if Executive holds any other positions with the Company, Executive resigns such position(s) to be effective no later than the date of Executive’s termination date (or such other date as requested by the Board); (iii) Executive returns all Company property on or before the Severance Pay Commencement Date; (iv) Executive complies with Executive’s post-termination obligations under this Agreement and the Proprietary Information Agreement; and (v) Executive complies with the terms of the Release.

(d) For purposes of this Agreement, “Accrued Obligations” are (i) Executive’s accrued but unpaid salary and accrued but unused vacation (in the event the Company adopts an accrual vacation policy) through the date of termination, (ii) any unreimbursed business expenses incurred by Executive payable in accordance with the Company’s standard expense reimbursement policies, and (iii) benefits owed to Executive under any qualified retirement plan or health and welfare benefit plan in which Executive was a participant in accordance with applicable law and the provisions of such plan.

(e) The Severance Benefits provided to Executive pursuant to this Section 6.1 are in lieu of, and not in addition to, any benefits to which Executive may otherwise be entitled under any Company severance plan, policy or program.

(f) For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events without Executive’s consent: (i) a material reduction in Executive’s Base Salary, other than a reduction applied in a similar proportional amount to all similarly situated executives; (ii) a material breach of this Agreement by the Company; (iii) a material reduction in the Executive’s duties, authority and responsibilities relative to the Executive’s duties, authority, and responsibilities in effect immediately prior to such reduction; (iv) a material change in Executive’s reporting relationship, other than such change made directly in connection with organizational changes resulting from a Change in Control; or (v) the relocation of Executive’s principal place of employment, without Executive’s consent, in a manner that lengthens Executive’s one-way commute distance by twenty-five (25) or more miles from Executive’s then-current principal place of employment immediately prior to such relocation; provided, however, that, any such termination by Executive shall only be deemed for Good Reason pursuant to this definition if: (1) Executive gives the Company written notice of Executive’s intent to terminate for Good Reason within thirty (30) days following the first occurrence of the condition(s) that Executive believes constitute(s) Good Reason, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); and (3) Executive voluntarily terminates employment within thirty (30) days following the end of the Cure Period, or the parties agree in writing to extend such Cure Period.

6.2 Termination by the Company without Cause or for Good Reason Coincident with a Change in Control. If Executive’s employment by the Company is terminated by the Company or any successor entity without “Cause” (and not due to Disability or death) or by Executive for Good Reason, in either case, within three (3) months prior to or within twelve (12) months following the effective date of a “Change in Control” (as defined in the Plan), and, in either case, provided that such termination constitutes a Separation from Service, without regard to any alternative definition thereunder, then in addition to paying or providing Executive with the Accrued Obligations, and subject to compliance with Section 6.1(c), the following additional benefits shall be provided in lieu of, and not in addition to, the Severance Benefits provided for in Section 6.1(b) (the “Change in Control Severance Benefits”):

(a) The Company will pay Executive a lump sum equal to two (2) times Executive’s then current annual Base Salary, less all applicable withholdings and deductions, paid on the Severance Pay Commencement Date.

(b) If Executive timely elects continued coverage under COBRA for Executive and Executive’s covered dependents under the Company’s group health plans following such termination, then the Company shall pay Executive a lump sum amount equal to the COBRA premiums necessary to continue Executive’s and Executive’s covered dependents’ health insurance coverage in effect for Executive (and Executive’s covered dependents) on the termination date for a period of twenty-four (24) months following the termination date, less all applicable withholdings and deductions, paid on the Severance Pay Commencement Date.

(c) The Company will pay a bonus equivalent to two (2) times Executive’s full Target Amount. This bonus will be payable subject to standard federal and state payroll withholding requirements in a lump sum payment on the Severance Pay Commencement Date.

(d) Notwithstanding the terms of any equity plan or award agreement to the contrary, the time-based vesting conditions applicable to 100% of Executive’s then outstanding stock options and/or other equity awards subject to time-based vesting requirements as of Executive’s termination date shall be accelerated as of the date of termination.

6.3 Termination by the Company for Cause.

(a) The Company shall have the right to terminate Executive’s employment with the Company at any time, in accordance with Section 6.6, for Cause by giving notice as described in Section 7.1 of this Agreement. In the event Executive’s employment is terminated at any time for Cause, Executive will not receive Severance Benefits, Change in Control Severance Benefits, or any other severance compensation or benefits, except that, pursuant to the Company’s standard payroll policies, the Company shall pay to Executive the Accrued Obligations.

(b) “Cause” for termination shall mean that the Company has determined in its sole discretion that Executive has engaged in any of the following: (i) Executive’s material breach of any covenant or condition under this Agreement or any other agreement between the parties; (ii) Executive’s material act constituting dishonesty or fraudulent conduct in connection with Executive’s duties to the Company; (iii) any conduct which constitutes a felony or a crime of moral turpitude under applicable law; (iv) material violation of any Company policy; (v) refusal to follow or implement a clear and reasonable directive of Company, or any act of willful or intentional misconduct in relation to the Executive’s duties to the Company; (vi) repeated or willful failure by Executive to perform Executive’s duties in a manner satisfactory to the Company; or (vii) Executive’s breach of fiduciary duty to the Company; provided that Sections 6.3(b)(i), (iv) and (vi) shall only provide the basis for a Cause termination if the Executive has not cured such breach, violation or conduct, to the extent curable, after the expiration of ten (10) days following the Company providing Executive with written notice of such basis for Cause.

6.4 Resignation by Executive.

(a) Executive may resign from Executive’s employment with the Company at any time, in accordance with Section 6.6, by giving notice as described in Section 7.1.

(b) In the event Executive resigns from Executive’s employment with the Company for any reason other than Good Reason in accordance with Sections 6.1 or 6.2, Executive will not receive Severance Benefits, Change in Control Severance Benefits, or any other severance compensation or benefits, except that, pursuant to the Company’s standard payroll policies, the Company shall pay to Executive the Accrued Obligations.

6.5 Termination by Virtue of Death or Disability of Executive.

(a) In the event of Executive’s death while employed pursuant to this Agreement, all obligations of the parties hereunder shall terminate, in accordance with Section 6.6, and the Company shall, pursuant to the Company’s standard payroll policies, pay to Executive’s legal representatives all Accrued Obligations.

(b) Subject to applicable state and federal law, the Company shall at all times have the right, upon written notice to Executive, and in accordance with Section 6.6, to terminate Executive’s employment based on Executive’s Disability. Termination by the Company of Executive’s employment based on “Disability” shall mean termination because Executive is unable due to a physical or mental condition to perform the essential functions of Executive’s position with or without reasonable accommodation for 180 days in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable federal, state or local law. In the event Executive’s employment is terminated by the Company based on Executive’s Disability or Executive voluntarily resigns due to such Disability, Executive will not receive Severance Benefits, Change in Control Severance Benefits, or any other severance compensation or benefit, except that, pursuant to the Company’s standard payroll policies, the Company shall pay to Executive the Accrued Obligations.

6.6 Notice; Effective Date of Termination.

(a) Termination of Executive’s employment pursuant to this Agreement shall be effective on the earliest of:

(i) immediately after the Company gives notice to Executive of Executive’s termination, with or without Cause, unless pursuant to Section 6.3(b)(i), if curable, or Section 6.3(b)(vi), in which case ten (10) days after notice if not cured or unless the Company specifies a later date, in which case, termination shall be effective as of such later date;

(ii) immediately upon the Executive’s death;

(iii) ten (10) days after the Company gives notice to Executive of Executive’s termination on account of Executive’s Disability, unless the Company specifies a later date, in which case, termination shall be effective as of such later date, provided that Executive has not returned to the full-time performance of Executive’s duties prior to such date;

(iv) ten (10) days after the Executive gives written notice to the Company of Executive’s resignation, provided that the Company may set a termination date at any time between the date of notice and the date of resignation, in which case the Executive’s resignation shall be effective as of such other date. Executive will receive compensation through any required notice period; or

(v) for a termination for Good Reason, immediately upon Executive’s full satisfaction of the requirements of Section 6.1(f).

(b) In the event of a termination for Cause, written confirmation shall specify the subsection(s) of the definition of Cause relied on to support the decision to terminate.

6.7 Cooperation with Company after Termination of Employment. Following termination of Executive’s employment for any reason, Executive agrees to provide reasonable cooperation to the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of Executive’s employment by the Company. Such cooperation includes, without limitation, making Executive available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions and trial testimony. The Company will reimburse Executive for reasonable out-of-pocket expenses Executive incurs in connection with any such cooperation (excluding forgone wages, salary, or other compensation) and will make reasonable efforts to accommodate Executive’s scheduling needs and for more than de minimis service, the parties will agree on a mutually agreeable per diem rate. In addition, in the event Executive is receiving Severance Benefits or Change in Control Severance Benefits, for twenty-four (24) months after Executive’s employment with the Company ends for any reason, Executive agrees to reasonably cooperate with the Company in all matters relating to the transition of Executive’s work and responsibilities on behalf of the Company, including, but not limited to, any present, prior or subsequent relationships and the orderly transfer of any such work and institutional knowledge to such other persons as may be designated by the Company. Such transition assistance described in the previous sentence shall not be subject to additional compensation, and the Company will make reasonable efforts to accommodate Executive’s scheduling needs.

6.8 Application of Section 409A. It is intended that all of the severance payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) provided under Treasury Regulations Sections 1.409A-1(b)(4) and 1.409A-1(b)(9), and this Agreement will be construed in a manner that complies with Section 409A. If not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms. No severance payments will be made under this Agreement unless Executive’s termination of employment constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)). For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. If the Company determines that the severance benefits provided under this Agreement constitutes “deferred compensation” under Section 409A and if Executive is a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i) of the Code at the time of Executive’s Separation from Service, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the severance benefits will be delayed as follows: on the earlier to occur of (a) the date that is six months and one day after Executive’s Separation from Service, and (b) the date of Executive’s death (such earlier date, the “Delayed Initial Payment Date”), the Company will (i) pay to Executive a lump sum amount equal to the sum of the severance benefits that Executive would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the severance benefits had not been delayed pursuant to this Section 6.8 and (ii) commence paying the balance of the severance benefits in accordance with the applicable payment schedule set forth in Section 6. No interest shall be due on any amounts deferred pursuant to this Section 6.8. To the extent that any Severance Benefits or Change in Control Severance Benefits, as applicable, are deferred compensation under Section 409A of the Code, and are not otherwise exempt from the application of Section 409A, then, if the period during which Executive may consider and sign the Release spans two calendar years, the payment of any such Severance Benefit will not be made or begin until the later calendar year.

6.9 Section 280G. Notwithstanding any other provision of this Agreement to the contrary, if payments made or benefits provided pursuant to this Agreement or otherwise from the Company or any person or entity are considered “parachute payments” under Section 280G of the Code after the application of all exemptions available under Code Section 280G(b)(5)(A), then such parachute payments will be limited to the greatest amount that may be paid to Executive under Section 280G of the Code without causing any loss of deduction to the Company under such section, but only if, by reason of such reduction, the net after tax benefit to Executive will exceed the net after tax benefit if such reduction were not made. “Net after tax benefit” for purposes of this Agreement will mean the sum of (i) the total amounts payable to the Executive under this Agreement, plus (ii) all other payments and benefits which the Executive receives or then is entitled to receive from the Company or otherwise that would constitute a “parachute payment” within the meaning of Section 280G of the Code, less (iii) the amount of federal, state and local taxes payable with respect to the foregoing calculated at the maximum marginal income tax rate for each year in which the foregoing will be paid to Executive (based upon the rate in effect for such year as set forth in the Code at the time of termination of Executive’s employment), less (iv) the amount of excise taxes imposed with respect to the payments and benefits described in (i) and (ii) above by Section 4999 of the Code. The determination as to whether and to what extent payments are required to be reduced in accordance with this Section 6.9 will be made at the Company’s expense by a nationally recognized certified public accounting firm or other professional services firm, in either case, as may be designated by the Company prior to a change in control (the “Firm”). In the event of any mistaken underpayment or overpayment under this Agreement, as determined by the Firm, the amount of such underpayment or overpayment will forthwith be paid to Executive or refunded to the Company, as the case may be, with interest at one hundred twenty (120%) of the applicable Federal rate provided for in Section 7872(f)(2) of the Code. Any reduction in payments required by this Section 6.9 will occur in the following order: (1) any cash severance, (2) cancellation of equity awards being taken into account at full value that were granted “contingent on a change in ownership or control” within the meaning of 280G of the Code in the reverse order of date of grant of the awards (that is, the most recently granted equity awards will be cancelled first); (3) any other cash amount payable to Executive, (4) any benefit valued as a “parachute payment,” (5) the acceleration of vesting of any equity awards that are options, and (6) the acceleration of vesting of any other equity awards. Within any such category of payments and benefits, a reduction will occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A and then with respect to amounts that are. In the event that acceleration of compensation from equity awards is to be reduced, such acceleration of vesting will be canceled, subject to the immediately preceding sentence, in the reverse order of the date of grant.

7. General Provisions.

7.1 Notices. Any notices hereunder must be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail if sent during normal business hours of the recipient, and if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after timely deposit for next-business-day delivery with a nationally recognized overnight courier, specifying next-business-day delivery, with written verification of receipt. All communications shall be sent to the Company at its primary office location, or to legal@rigetti.com, and to Executive at either Executive’s address as listed on the Company payroll records, or Executive’s Company-issued email address, or at such other address as the Company or Executive may designate by ten (10) days advance written notice to the other.

7.2 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

7.3 Survival. Provisions of this Agreement which by their terms must survive the termination of this Agreement in order to effectuate the intent of the parties will survive any such termination for such period as may be appropriate under the circumstances.

7.4 Waiver. If either party should waive any breach of any provisions of this Agreement, it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

7.5 Complete Agreement. This Agreement constitutes the entire agreement between Executive and the Company with regard to the subject matter hereof. This Agreement is the complete, final, and exclusive embodiment of their agreement with regard to this subject matter and supersedes any prior oral discussions or written communications and agreements. This Agreement is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be modified or amended except in writing signed by Executive and an authorized officer of the Company. The parties have entered into a separate Proprietary Information Agreement and have or may enter into separate agreements related to equity. These separate agreements govern other aspects of the relationship between the parties, have or may have provisions that survive termination of Executive’s employment under this Agreement, may be amended or superseded by the parties without regard to this Agreement and are enforceable according to their terms without regard to the enforcement provision of this Agreement.

7.6 Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement. The parties agree that facsimile and scanned image copies of signatures, including DocuSign, will suffice as original signatures.

7.7 Withholding Taxes. The Company will be entitled to withhold from any payment due to Executive hereunder any amounts required to be withheld by applicable tax laws or regulations.

7.8 Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

7.9 Successors and Assigns. The Company shall assign this Agreement and its rights and obligations hereunder in whole, but not in part, to any Company or other entity with or into which the Company may hereafter merge or consolidate or to which the Company may transfer all or substantially all of its assets, if in any such case said Company or other entity shall by operation of law or expressly in writing assume all obligations of the Company hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. Executive may not assign or transfer this Agreement or any rights or obligations hereunder, other than to Executive’s estate upon Executive’s death.

7.10 Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

7.11 Dispute Resolution. The parties recognize that litigation in federal or state courts or before federal or state administrative agencies of disputes arising out of the Executive’s employment with the Company or out of this Agreement, or the Executive’s termination of employment or termination of this Agreement, may not be in the best interests of either the Executive or the Company, and may result in unnecessary costs, delays, complexities, and uncertainty. Except where prohibited by law, the parties agree that any dispute between the parties arising out of or relating to the negotiation, execution, performance or termination of this Agreement or the Executive’s employment, including, but not limited to, any claim arising out of this Agreement, claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Executive Retirement Income Security Act, and any similar federal, state or local law, statute, regulation, or any common law doctrine, whether that dispute arises during or after employment, shall be settled by binding arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The location for the arbitration shall be in Alameda County, California. Any award made by such panel shall be final, binding and conclusive on the parties for all purposes, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators’ fees and expenses and all administrative fees and expenses associated with the filing of the arbitration shall be borne by the Company; provided however, that at the Executive’s option, Executive may voluntarily pay up to one-half the costs and fees. The parties acknowledge and agree that their obligations to arbitrate under this Section survive the termination of this Agreement and continue after the termination of the employment relationship between Executive and the Company. The parties each further agree that the arbitration provisions of this Agreement shall provide each party with its exclusive remedy, and each party expressly waives any right it might have to seek redress in any other forum, except as otherwise expressly provided in this Agreement. By election arbitration as the means for final settlement of all claims, the parties hereby waive their respective rights to, and agree not to, sue each other in any action in a Federal, State or local court with respect to such claims, but may seek to enforce in court an arbitration award rendered pursuant to this Agreement. The parties specifically agree to waive their respective rights to a trial by jury, and further agree that no demand, request or motion will be made for trial by jury.

[SIGNATURES TO FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

RIGETTI COMPUTING, INC.

By:	/s/ Rick Danis
Name: Rick Danis
Title: Interim President and CEO

EXECUTIVE

/s/ Subodh Kulkarni
Subodh Kulkarni

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